UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November 2012

Commission File No.: 001-35201

ZODIAC EXPLORATION INC.
(Translation of the registrant’s name into English)

400, 1324 – 17th Ave SW, Calgary, Alberta, Canada, T2T 5S8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________________

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______________________

TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K

Exhibit
99.1	Press Release dated November 27, 2012
99.2	Annual Information Form for the year ended September 30, 2012.
99.3	Audited Annual Consolidated Financial Statements for the year ended September 30, 2012.
99.4	Management’s Discussion and Analysis for the year ended September 30, 2012.
99.5	Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information
99.6	Form 51-101F3 Report of Management and Directors on Reserves Data and Other Information
99.7	Certification of Annual Filings - CEO
99.8	Certification of Annual Filings - CFO

ZODIAC EXPLORATION INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZODIAC EXPLORATION INC.

Date:	November 28, 2012	By:	/s/ W Murray Rodgers
Name: W. Murray Rodgers
Title: President & Chief Executive Officer

Exhibit Index

Exhibit
99.1	Press Release dated November 27, 2012
99.2	Annual Information Form for the year ended September 30, 2012.
99.3	Audited Annual Consolidated Financial Statements for the year ended September 30, 2012.
99.4	Management’s Discussion and Analysis for the year ended September 30, 2012.
99.5	Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information
99.6	Form 51-101F3 Report of Management and Directors on Reserves Data and Other Information
99.7	Certification of Annual Filings - CEO
99.8	Certification of Annual Filings - CFO